Exhibit 3.1

Section 8. Acquisitions and Dispositions.

In addition to any other approvals required by the Conflicts Committee of the Board of Trustees, if any, all investments made by the Trust in excess of $5,000,000 (other than investments in government insured securities) and all dispositions made by the Trust in excess of $5,000,000 shall require the prior approval of a majority of the Trustees.